Exhibit 20





				For more information contact:

						Harold Wright
						(312) 580-4635

For Immediate Release:

ST. JOE PAPER MILL TO CURTAIL OPERATIONS


(CHICAGO, March 5, 1997) -- Florida Coast Paper Company L.L.C. today announced that on April 1, 1997, the company will curtail production at its Port St. Joe paper mill for an indefinite period until market conditions warrant a resumption of containerboard production. Harold Wright, chairman of Florida Coast, stated that, "During this period, Stone Container Corporation and Four-M Corporation, the joint venture partners in Florida Coast, have assured the company that they will continue to honor their respective obligations to Florida Coast.
During this curtailment, Florida Coast will continue to maintain its assets and service its indebtedness, and as a result the bondholders will not be adversely affected."